UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2018 (Report No. 2)

Commission File Number 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of Registrant’s name into English)

10628 Science Center Drive, Suite 200

San Diego, California 92121

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annexed hereto and incorporated herein by reference are copies of the following materials being furnished by Arcturus Therapeutics Ltd. (the “Company”) in connection with its extraordinary general meeting of shareholders (the “Meeting”) that will be held at the offices of the Company’s U.S. legal counsel, Cooley LLP, at 4401 Eastgate Mall, San Diego, California, 92121-1909, on Monday, February 26, 2018 at 10:00 a.m., Pacific time:

Exhibit 99.1:    Cover Letter and Proxy Statement, each dated February 5, 2018, being sent by the Company to its shareholders in connection with the Meeting

Exhibit 99.2:    Proxy Card being sent by the Company to its shareholders for use in connection with the Meeting

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

Date: February 5, 2018	By:	/s/ Stuart Collinson
	Name:	Stuart Collinson
	Title:	Executive Chairman

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Exhibit Index

Exhibit No.	Description

99.1	Cover Letter and Proxy Statement, each dated February 5, 2018, being sent by the Company to its shareholders in connection with the Meeting

99.2	Proxy Card being sent by the Company to its shareholders for use in connection with the Meeting

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